                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            COTELLIGENT GROUP, INC.
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                                (NAME OF ISSUER)

                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)
                                 221630  10 6
                           __________________________
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                                 (CUSIP NUMBER)

                                 JOHN R. PREVIS

                            Buchanan Ingersoll P.C.
                         One Oxford Centre, 20th Floor
                                301 Grant Street
                             Pittsburgh, PA  15219
                                 (412) 562-8957

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                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               November 27, 1996
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (continued on the following pages)

                          Page 1 of __ Pages
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CUSIP NO.                       Schedule  13D               PAGE 2  OF   PAGES
          ---------                                                    --


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

   Thomas E. Fallat

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) X
   (SEE INSTRUCTIONS)
                                                               (b)

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   SC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                   [_]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America

   Number of Shares       7  SOLE VOTING POWER
 Beneficially Owned by
 Each Reporting Person       0
        With


                          8  SHARED VOTING POWER


                             1,142,350

                          9  SOLE DISPOSITIVE POWER

                             0

                         10  SHARED DISPOSITIVE POWER

                             1,142,350

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON

   1,142,350

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [_]
   CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   12.48

14 TYPE OF REPORTING PERSON*

   IN

------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.                       Schedule  13D               PAGE 3  OF   PAGES
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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

   Opal A. Fallat

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) X
   (SEE INSTRUCTIONS)
                                                               (b)

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   SC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                   [_]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America

   Number of Shares       7  SOLE VOTING POWER
 Beneficially Owned by
 Each Reporting Person       0
        With


                          8  SHARED VOTING POWER


                             1,142,350

                          9  SOLE DISPOSITIVE POWER

                             0

                         10  SHARED DISPOSITIVE POWER

                             1,142,350

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON

   1,142,350

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [_]
   CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   12.48

14 TYPE OF REPORTING PERSON*

   IN

------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.                       Schedule  13D               PAGE 4  OF   PAGES
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INTRODUCTION

This statement on Schedule 13D ("Statement") constitutes the initial filing of
Thomas A. Fallat and Opal A. Fallat, husband and wife, as a group.   Thomas A.
Fallat and Opal A. Fallat are hereinafter collectively referred to as the "Fallats".

On November 27, 1995, Cotelligent Group, Inc., a Delaware corporation ("Cotelligent") or the "Company"), Pittsburgh Business Consultants, Inc., a Pennsylvania corporation ("PBC") , Cotelligent/PBC Acquisition Corporation, a Pennsylvania corporation and a wholly owned subsidiary of Cotelligent ("Cotelligent Sub") and the Fallats and other shareholders of PBC entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Cotelligent Sub merged (the "Merger") with and into PBC. As a result of the Merger, which was effective on November 27, 1996 (the "Effective Time"), the separate existence of Cotelligent Sub ceased and PBC became a wholly owned subsidiary of Cotelligent.

Prior to the Merger, the Fallats owned 7,341.6 shares of the common stock, par value $1.00 per share (the "PBC Common Stock"), of PBC. Pursuant to the Merger Agreement, at the Effective Time, each issued an outstanding share of PBC Common Stock was converted into common stock, par value $0.01 per share, (the "Cotelligent Common Stock") of Cotelligent.

In connection with the Merger, the Fallats received 1,142,350 shares of Cotelligent Common Stock. This Statement relates to the 1,142,350 shares of Cotelligent Common Stock received by the Fallats as a result of the Merger.

ITEM 1.   SECURITY AND ISSUER:

     This statement relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of Cotelligent Group, Inc. ("Cotelligent"). Cotelligent's principal executive office is located at 101 California Street, Suite 2050, San Francisco, CA 94111.

ITEM 2.   IDENTIFY AND BACKGROUND:

The persons filing this Statement are Thomas E. Fallat and Opal A. Fallat, each of whom is a citizen of the United States of America. The address of each of the Fallats is 3115 Deerfield Lane, Murrysville, PA 15668. During the last five years, neither of the Fallats has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has either of the Fallats been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of the Fallats was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
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CUSIP NO.                       Schedule  13D               PAGE 5  OF   PAGES
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ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This Statement relates specifically to the 1,142,350 shares of Cotelligent Common Stock received by the Fallats in connection with the Merger. See "Introduction". Prior to the Merger, the Fallats owned 7,341.6 shares of PBC Common Stock. Pursuant to the Merger Agreement, at the Effective Time, these shares of PBC Common Stock was converted into 1,142,350 shares of Cotelligent Common Stock.


ITEM 4.   PURPOSE OF TRANSACTION.

The Fallats acquired 1,142,350 shares of Cotelligent Common Stock strictly for the purpose of equity security investment. Neither of the Fallats has any present plans or proposals which would relate to or result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

CUSIP NO.                       Schedule  13D               PAGE 6  OF   PAGES
          ---------                                                    --

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this Statement, the Fallats are the beneficial owners of 1,142,350 shares of Cotelligent Common Stock (approximately 12.48% of the outstanding shares of Cotelligent Common Stock (based solely on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996, as adjusted to reflect the Company's issuance of 1,202,474 shares in connection with the Merger)).

     (b) The Fallats have shared voting power and shared investment power with respect to the shares of Cotelligent Common Stock reported in (a) above.

     (c) As discussed elsewhere in this Statement, on November 27, 1996, each of the Fallats acquired 1,142,350 shares of Cotelligent Common Stock in connection with the Merger. See "Introduction" and "Item 4. Purpose of Transaction". Prior to the Merger, the Fallats owned 7,341.6 shares of PBC Common Stock. Pursuant to the Merger Agreement, at the Effective Time, each issued and outstanding share of PBC Common Stock was converted into shares of Cotelligent Common Stock. In connection with the Merger, the Fallats received 1,142,350 shares of Cotelligent Common Stock. Except for in connection with the Merger, neither of the Fallats has effected any transactions in shares of Cotelligent Common Stock during the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Cotelligent Common Stock reported on this Statement.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7    MATERIAL TO BE FILED AS EXHIBITS.


A joint filing Agreement is filed herewith as Exhibit 1 to this Statement.
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CUSIP NO.                       Schedule  13D               PAGE 7  OF   PAGES
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                                   SIGNATURE
                                   ---------

     The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement on
Schedule 13D is true, complete and correct.

DATE:  December 6, 1996                /s/ Thomas E. Fallat
                                       ---------------------
                                          Thomas E. Fallat

                                        /s/ Opal A. Fallat
                                       ---------------------
                                          Opal A. Fallat